Exhibit (a)(1)(C)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Debentures (as defined below). The tender offer is made solely by the Company Repurchase Notice, Notice of Entry into Supplemental Indenture and Offer to Repurchase, dated December 6, 2011, and any amendments or supplements thereto. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Debentures in any jurisdiction in which the making of the offer or acceptance thereof would not be in compliance with the laws of such jurisdiction.

Notice of Offer to Repurchase for Cash
All 2.75% Senior Convertible Debentures due 2027
of
Global Industries, Ltd.
at
100% of the principal amount of Debentures
plus accrued and unpaid interest to,
but excluding, the Fundamental Change Repurchase Date
pursuant to the Offer to Repurchase dated December 1, 2011
by
Global Industries, Ltd.

Global Industries, Ltd. (the “Company”) today notified holders of its 2.75% Senior Convertible Debentures due 2027 (the “Debentures”) that, pursuant to the terms and conditions of the Indenture, dated as of July 27, 2007 (the “Base Indenture”), as supplemented by the First Supplemental Indenture, dated as of December 1, 2011 (the “First Supplemental Indenture,” and the Base Indenture as supplemented by the First Supplemental Indenture, the “Indenture”), between Global Industries, Ltd., a Louisiana corporation (the “Company”), and Wells Fargo Bank, National Association, as Trustee (the “Trustee”), relating to the Debentures, each holder of the Debentures has the right (the “Fundamental Change Repurchase Right”) to require the Company to repurchase all of such holder’s Debentures, or any portion thereof that is a multiple of $1,000 principal amount on January 10, 2012 (the “Fundamental Change Repurchase Date”). The repurchase price (the “Fundamental Change Repurchase Price”) for Debentures validly surrendered and not validly withdrawn will be 100% of the principal amount of the Debentures being repurchased, plus accrued and unpaid interest to, but excluding, the Fundamental Change Repurchase Date. Holders may surrender their Debentures from December 6, 2011 until 5:00 p.m., New York City time, on January 9, 2012 (the “Exercise Expiration Date”).

The Company will repurchase all Debentures that have been validly surrendered and not validly withdrawn prior to 5:00 p.m., New York City time, on the Fundamental Change Repurchase Date. The Fundamental Change Repurchase Price for any Debentures that are surrendered, and not validly withdrawn, will be paid by Wells Fargo Bank, National Association, as paying agent (the “Paying Agent”), promptly following deposit by the Company of the Fundamental Change Repurchase Price with the Paying Agent prior to 11:00 am. on the first business day after the Fundamental Change Repurchase Date pursuant to Section 3.08 of the Indenture, and the later of the Fundamental Change Repurchase Date and the time of book-entry transfer of such Debentures to the Paying Agent, which is expected to be January 11, 2012. The Fundamental Change Repurchase Right is subject, in all respects, to the terms and conditions of the Indenture, the Debentures and the Notice of Fundamental Change, Notice of Entry into Supplemental Indenture and Offer to Repurchase dated December 6, 2011 (the “Offer to Repurchase”), and related notice materials, as amended and supplemented from time to time.

THE OFFER EXPIRES AT 5:00 P.M., NEW YORK CITY TIME, ON MONDAY, JANUARY 9, 2012, UNLESS THE OFFER IS
EXTENDED. WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME ON JANUARY 10, 2012, UNLESS
THE OFFER IS EXTENDED.

As previously announced, pursuant to an Agreement and Plan of Merger, dated as of September 11, 2011, among the Company, Technip S.A., a société anonyme organized under the laws of France (“Technip”) and Apollon Merger Sub B, Inc., a Louisiana corporation and an indirect wholly owned subsidiary of Technip (“Merger Sub”), Merger Sub merged with and into the Company (the “Merger”) on December 1, 2011, with the Company remaining as the surviving entity and an indirect, wholly-owned subsidiary of Technip. In connection with the Merger, each share of common stock, $0.01 par value, of the Company (the “Common Stock”) (other than shares held in treasury of the Company or owned by Technip, Merger Sub or any of their affiliates, or shares held by any stockholder who perfected their rights of appraisal under Louisiana law) outstanding immediately prior to the effective time of the Merger was converted into the right to receive $8.00 in cash, without interest (the “Merger Consideration”). The closing of the Merger triggered a termination of trading of the Company’s common stock on NASDAQ.

The completion of the Merger resulted in a Fundamental Change (as defined in the Indenture) pursuant to the terms of the Debentures and the Indenture, which obligates the Company to repurchase all Debentures validly surrendered for repurchase and not validly withdrawn, at the holder’s option. This Fundamental Change Repurchase Right will expire at 5:00 p.m., New York City time, on the Exercise Expiration Date. We will not extend the period that holders have to exercise the Fundamental Change Repurchase Right or otherwise extend the Fundamental Change Repurchase Date unless required by applicable law. The repurchase by the Company of validly surrendered Debentures is not subject to any condition other than such repurchase being lawful and the procedural requirements described in the Offer to Repurchase.

To exercise the Fundamental Change Repurchase Right to have the Company repurchase the Debentures and receive payment of the Fundamental Change Repurchase Price, holders must validly surrender their Debentures to the Paying Agent prior to 5:00 p.m., New York City time, on the Exercise Expiration Date. The Trustee has informed the Company that, as of December 6, 2011, all custodians and beneficial holders of the Debentures hold the Debentures through accounts with The Depository Trust Company (“DTC”) and that there are no certificated Debentures in non-global form. Accordingly, all Debentures surrendered for repurchase or conversion hereunder must be delivered through the Automated Tender Offer Program transmittal procedures of DTC.

Alternative to the Fundamental Change Repurchase Right:
Holders May Elect to Convert Their Debentures

The Indenture provides that, as a result of the closing of the Merger and notwithstanding the Fundamental Change Repurchase Right, the Debentures are convertible, at the option of the holder, at any time beginning on December 2, 2011 until 5:00 p.m., New York City time, on January 9, 2012 (the “Merger Conversion Period”). The Company’s conversion obligation with respect to Debentures that are converted during the Merger Conversion Period will be fixed at an amount in cash equal to the Conversion Rate (as defined in the Indenture) of 28.1821 multiplied by $8.00, which is the Merger Consideration that was paid for each share of Common Stock outstanding immediately prior to the consummation of the Merger. As a result, holders will be entitled to receive $225.46 per $1,000 aggregate principal amount of Debentures surrendered for conversion. The Offer to Repurchase contains a comparison of the amount holders would currently receive if their Debentures are converted (and presented to Wells Fargo Bank, National Association, as conversion agent (the “Conversion Agent”) and settled for cash) and the amount holders will receive if their Debentures are repurchased through exercise of the Fundamental Change Repurchase Right. The right of holders to convert their Debentures is separate from the Fundamental Change Repurchase Right.

The value that holders would currently receive if holders validly exercised the Fundamental Change Repurchase Right is substantially more than the funds that holders would receive if holders converted their Debentures. Holders should review the Offer to Repurchase carefully and consult with their own financial and tax advisors. None of the Company, Technip, their respective Boards of Directors, employees, advisors or representatives, the Trustee, the Paying Agent or the Conversion Agent are making any representation or recommendation to any holder as to whether or not to surrender or convert that holder’s Debentures.

The information required to be disclosed by paragraph (d)(1) of Rule 13e-4 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Repurchase and is incorporated herein by reference.

Full details of the terms and conditions of the tender offer and the Fundamental Repurchase Right are described in the Offer to Repurchase, which is available free of charge at the Securities and Exchange Commission’s (“SEC”) website at www.sec.gov, as an exhibit to the Tender Offer Statement on Schedule TO filed by the Company with the SEC on December 6, 2011.

The Offer to Repurchase contains important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance in connection with the mechanics of surrender of Debentures for repurchase under the Fundamental Change Repurchase Right or the conversion of the Debentures may be directed to the Paying Agent and the Conversion Agent at the address and telephone and facsimile numbers set forth below. Requests for copies of the Offer to Purchase and all other tender offer materials may also be directed to the Paying Agent and the Conversion Agent at the address and telephone and facsimile numbers set forth below and will be furnished promptly at the Company’s expense.

The Paying Agent and Conversion Agent is:
Wells Fargo Bank, National Association

Registered & Certified Mail:	Regular Mail or Courier:	In Person by Hand Only:
Wells Fargo Bank,	Wells Fargo Bank,	Wells Fargo Bank,
National Association	National Association	National Association
Corporate Trust Operations	Corporate Trust Operations	Corporate Trust Services
MAC N9303-121	MAC N9303-121	Northstar East Building—12th Floor
P.O. Box 1517	6th St & Marquette Avenue	608 Second Avenue South
Minneapolis, MN 55480	Minneapolis, MN 55479	Minneapolis, MN 55402
or
By Facsimile Transmission:
(612) 667-6282
Telephone:
(800) 344-5128

Global Industries, Ltd.
December 6, 2011